Exhibit 23.3

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement of Digital Brands Group, Inc. on Form S-1,  of our report dated December 29, 2020, except as described in Note 2 under Restatement, for which the date is February 16, 2021, related to the financial statements of Bailey 44, LLC (the “Company”) as of December 31, 2019, and for the year then ended, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern, appearing in the Registration Statement on Form S-1 as amended and filed (File No. 333-255193) with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ dbbmckennon
Newport Beach, California
May 14, 2021